# SEC Schedule 13D/A (Amendment No. 57) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRANSCONTINENTAL REALTY INVESTORS INC, CIK 0000733590
CUSIP: 893617209
Title of class of securities: common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0001102238
Persons authorized to receive notices and communications: Erik L. Johnson, 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234, 4695224400; Steven C. Metzger Metzger, 4709 W Lovers Lane, Suite 200, Dallas, Texas (TX), 75205, 214-740-5030

## Reporting persons
- AMERICAN REALTY INVESTORS INC (CIK 0001102238): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 5,408,515; shared voting power 0; sole dispositive power 5,408,515; shared dispositive power 0; aggregate amount beneficially owned 6,791,741 (78.6% of the class)
  Comment: Row 11 includes 1,383,226 shares owned by Transcontinental Realty Acquisition Corp., a Nevada corporation wholly owned by American realty Investors, Inc.
- REALTY ADVISORS INC (CIK 0001267710): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 695,996; shared voting power 0; sole dispositive power 695,996; shared dispositive power 0; aggregate amount beneficially owned 695,996 (8.1% of the class)
- May Realty Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 7,487,737 (86.7% of the class)
  Comment: Row 11 includes 5,408,515 Shares owned by American Realty Investors, Inc., 1,383,226 owned by Transcontinental Realty Acquisition Corp. and 695,996 shares owned by Realty Advisors, Inc., which is wholly owned by May realty Holdings, Inc.
- EQK Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: EQK Holdings, Inc., a Nevada corporation which is a wholly owned subsidiary of American Realty Investors, Inc. owned 5,300 Shares of TCI common stock which was transferred by dividend prior to 12/31/2024 to American Realty Investors, Inc.
- Transcontinental Realty Acquisition Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 1,383,226; shared voting power 0; sole dispositive power 1,383,226; shared dispositive power 0; aggregate amount beneficially owned 1,383,226 (16% of the class)
  Comment: Entity is a wholly owned subsidiary of American Realty Investors, Inc.

## Item 1. Security and Issuer
Title of class of securities: common stock, par value $0.01 per share
Name of issuer: TRANSCONTINENTAL REALTY INVESTORS INC
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234
Comment: This Amendment No. 57 to Statement on Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share (the "Shares") of Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI" or the "Issuer")and further amends the original statement on Schedule 13D as amended by Amendments 1 through 56 (the "Amended Statement"), filed on behalf of the "Reporting Persons" described and others who are no longer Reporting Persons, to reflect the acquisition of 70,023 Shares by one Reporting Person.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed on behalf of American Realty Investors, Inc., a Nevada corporation ("ARL"), Transcontinental Realty Acquisition Corporation, a Nevada corporation (""TRAC"), EQK Holdings, Inc., a Nevada corporation ("EQK"), Realty Advisors, Inc., a Nevada corporation ("RAI") and May Realty Holdings, Inc., a Nevada corporation ("MRHI"). Each of EQK and TRAC is a wholly owned subsidiary of ARL ARL's common stock is listed and traded on the NYSE under the symbol "ARL." RAI is an indirect subsidiary of MRHI. RAI owns over 80% of the common stock of ARL. All of ARL, EQK, TRAC, RAI and MHRI are collectively referred to as the "Reporting Persons."
Residence or business address: Each of the Reporting Persons principal office address is 1603 LBJ Freeway, Suite 800, Dallas, TX 75234.
Present principal occupation or employment: Each of the Reporting Persons are principally engaged in the real estate business and in investments.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Each of the Reporting Persons is a Nevada corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: ARL utilized its own working capital for the acquisition of the 70,023 Shares and all other Shares described in Item 5 (c) below.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons have no present plans or proposals which would result in any of the actions or matters described in (b) through (j) above, but some of the Reporting Persons may, if the opportunity becomes available at attractive prices, purchase or sell Shares in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to the latest information available from the Issuer, the total number of Shares issued and outstanding is believed by the Reporting Persons to be 8,639,316. After giving effect to the matter described in Item 5 (c) below, ARL owns 5,408,515 Shares (62.6%), TRAC owns 1,383,226 Shares (16.01%) and RAI owns695,996 Shares (8.06%). EQK owns no Shares, having transferred by dividend 5,300 Shares to ARL prior to 12/31/2023. MRHI directly owns no Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of ARL, TRAC and RAI have the respective sole power to vote or dispose of all Shares owned by each through their respective Board of Directors.
Transactions in the class effected during the past sixty days:
Effective 01/12/2026, ARL acquired from ABC Land& Development, Inc., a Nevada corporation ("ABCLD") 70,023 Shares (0.81%) of TCI in a privately negotiated transaction at a price based on the simple average of the daily closing trading price of TCI common stock for the 10 trading days immediately preceding the date off the transaction which worked out to be $55.50 per Share. ABCLD had previously acquired the 70,023 Shares pursuant to a resolution/settlement of litigation in October 2025.

Also, during the two years prior to 4/29/2025, ARL had acquired at varying prices a total of 75,068 Shares (0.89694%) at an average per Share price of $31.99.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: EQK ceased to be a Reporting Person effective 12/31/2023 when it transferred to ARL 5,300 Shares and EQK ceased to then own any Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Of the Shares owned by RAI, 102,369 Shares are subject to an accommodation pledge to ABCLD in connection with a loan to RAI.

Shares held by ARL are subject to accommodation pledges previously made for loans to others by ABCLD (846,202 Shares) and RCM HC (813,663 Shares).

The remaining Shares held by ARL, TRAC and RAI may be deemed to be "collateral" of borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to brokerage accounts. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of Shares and other collateral and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares, and interest costs under such arrangements may vary with applicable costs and account balances.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: none

## Signatures
- AMERICAN REALTY INVESTORS INC: American Realty Investors, Inc., Eric L. Johnson, President and Chief Executive Officer (01/16/2026)
- REALTY ADVISORS INC: Realty Advisors, Inc., Eric L. Johnson, President (01/16/2026)
- May Realty Holdings, Inc.: May Realty Holdings, Inc., Gina H. Kay, Vice President and Treasurer (01/16/2026)
- EQK Holdings, Inc.: EQK Holdings, Inc., Eric L. Johnson, President (01/16/2026)
- Transcontinental Realty Acquisition Corporation: Transcontinental Realty Acquisition Corporation, Eric L. Johnson, President (01/16/2026)
Comment: N/A